# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gran Tierra Energy Inc., CIK 0001273441
CUSIP: 38500T200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 500 Centre Street S.E., Calgary, Alberta Canada (A0), T2G 1A6
Date of event which requires filing of this statement: 08/05/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001013594-25-001192
Filed by CIK 0000938552
Persons authorized to receive notices and communications: Eric Wagner, Kleinberg, Kaplan, Wolff & Cohen P.C., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 880-9845

## Reporting persons
- Equinox Partners Investment Management LLC (CIK 0000938552): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,781,471; sole dispositive power 0; shared dispositive power 4,781,471; aggregate amount beneficially owned 4,781,471 (13.5% of the class)
  Comment: Note to Row 8: Includes 1,938,294 shares of Common Stock, par value $0.001 per share (the "Shares") of Gran Tierra Energy Inc. (the "Issuer") held in one or more client accounts over which Equinox Partners Investment Management LLC, as investment advisor, has shared voting and dispositive power. The filing of this statement should not be deemed as admission that Equinox Partners Investment Management LLC is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares held in such client account(s).
- Equinox Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,936,337; sole dispositive power 0; shared dispositive power 1,936,337; aggregate amount beneficially owned 1,936,337 (5.5% of the class)
- Kuroto Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 494,508; sole dispositive power 0; shared dispositive power 494,508; aggregate amount beneficially owned 494,508 (1.4% of the class)
- Mason Hill Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 412,332; sole dispositive power 0; shared dispositive power 412,332; aggregate amount beneficially owned 412,332 (1.2% of the class)
- Sean M. Fieler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,781,471; sole dispositive power 0; shared dispositive power 4,781,471; aggregate amount beneficially owned 4,781,471 (13.5% of the class)
  Comment: Note to Row 8: See Footnote 1 on page 2. The filing of this statement should not be deemed an admission that Mr. Fieler is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares held in such client account(s).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Gran Tierra Energy Inc.
Address of issuer's principal executive offices: 500 Centre Street S.E., Calgary, Alberta Canada (A0), T2G 1A6
Comment: The following constitutes Amendment No. 3 (this "Amendment No. 3") to the Schedule 13D (as previously amended, the "Schedule 13D") filed by the undersigned with respect to shares of the Common Stock, par value $0.001 per share (the "Shares") of Gran Tierra Energy Inc. (the "Issuer"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the Shares to which this Schedule 13D relates were purchased using the investment capital of the applicable clients of EPIM. The aggregate amount of funds used for the purchase of the Shares held by the Reporting Persons is approximately $25,511,601.87, including commissions. The Reporting Persons may effect purchases of Shares through margin accounts maintained for EPIM's clients with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Brad Virbitsky, a portfolio manager and partner at EPIM, was appointed to the Issuer's Board of Directors as an independent director, effective September 30, 2025, prompting the change from a 13G to a 13D filer. Mr. Virbitsky resigned from the Issuer's Board of Directors on March 12, 2026. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in Item 4(a) through (j) of this Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers, about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board of Directors structure (including Board of Directors composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 35,380,429 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 4,781,471 Shares, constituting approximately 13.5% of the outstanding Shares. See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the outstanding Shares beneficially owned by each of the Reporting Persons. See rows (7) through (10) of the cover pages to this Schedule 13D, including the notes relating thereto, for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Brad Virbitsky, an EPIM employee, was appointed to the Issuer's Board of Directors as an independent director effective September 30, 2025, and resigned from the Issuer's Board of Directors on March 12, 2026. Mr. Virbitsky was awarded deferred stock units by the Issuer that are convertible into 43,917 Shares as compensation for his serving as a member of the Issuer's Board of Directors. The Reporting Persons disclaim beneficial ownership of any Shares held by Mr. Virbitsky.
Transactions in the class effected during the past sixty days: During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Schedule 1 hereto or as previously reported on Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No Person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Equinox Partners Investment Management LLC: /s/ Sean M. Fieler, Manager (08/07/2026)
- Equinox Partners, L.P.: /s/ Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Equinox Partners, L.P. (08/07/2026)
- Kuroto Fund LP: /s/ Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Kuroto Fund LP (08/07/2026)
- Mason Hill Partners, LP: /s/ Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Mason Hill Partners, LP (08/07/2026)
- Sean M. Fieler: /s/ Sean M. Fieler, SEAN M. FIELER (08/07/2026)